Exhibit 99.1

BYND CANNASOFT ENTERPRISES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THREE MONTHS ENDED MARCH 31, 2022

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of these condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

May 27, 2022

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of the Financial Position

(Expressed in Canadian dollars)

(Unaudited)

As at	Notes	March 31, 2022	December 31, 2021

Assets
Cash		$2,455,531	$3,025,350
Funds held in escrow		2,448,966	2,484,634
Amounts receivable	4	226,315	196,828
Prepaid expenses		8,990	40,240
Total Current Assets		5,139,802	5,747,052

Intangible assets	6	1,391,407	1,300,429
Property and equipment	7	902,010	443,241
Total Assets		$7,433,219	$7,490,722

Liabilities and Shareholders’ Equity
Liabilities
Trade payables and accrued liabilities	8	$198,752	$180,598
Deferred revenue	14	20,777	30,046
Long term loan – current portion	11	47,767	49,207
Total Current Liabilities		267,296	259,851

Long term loan	11	126,094	143,444
Liabilities for employee benefits	12	84,233	87,058
Total Liabilities		$477,623	$490,353

Shareholders’ equity
Share capital	13	$10,966,421	$10,843,471
Share purchase warrants reserve		639,879	639,879
Shares to be issued		-	81,967
Share-based payment reserve		635,949	550,517
Translation differences reserve		19,962	27,455
Capital reserve for re-measurement of defined benefit plan	12	11,032	9,444
Deficit		(5,317,647)	(5,152,364)
Total equity		$6,955,596	$7,000,369
Total Liabilities and Shareholders’ Equity		$7,433,219	$7,490,722

Nature of operations and going concern (Note 1)

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on May 26, 2022 and signed on its behalf by:

“Yftah Ben Yaackov”	“Gabi Kabazo”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

(Unaudited)

		March 31,	March 31,
For the three months ended	Notes	2022	2021 (Restated)

Revenue	14	$455,279	$244,093
Cost of revenue	15	(100,168)	(172,622)
Gross profit		355,111	71,471

Consulting and marketing		4,783	8,486
Depreciation	5,7	9,093	15,646
Share-based compensation General and administrative expenses		85,432 164,488	-71,016
Professional fees		151,294	34,396
		415,090	129,544

Income (loss) before other income (loss)		$(59,979)	$51,189
Other income (loss)
Foreign exchange loss		(109,825)	-
Covid-19 grant		-	11,746
Finance expenses, net		(2,970)	(3,057)
Listing expense	3	-	(4,394,390)
		(112,795)	(4,385,701)

Loss before tax		$(172,774)	$(4,443,774)
Tax recovery		7,491	-
Loss for the period		$(165,283)	$(4,443,774)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		$(7,493)	$14,869
Remeasurement of a defined benefit plan, net		1,588	2,207
Other comprehensive income (loss) for the period		$(5,905)	$17,076

Total comprehensive loss		$(171,188)	$(4,426,698)
loss per share – basic and diluted		$(0.01)	$(0.52)
Weighted average shares outstanding – basic and diluted		29,514,163	8,542,179

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

(Unaudited)

	Number of shares*	Share capital	Shares to be issued	Share purchase warrants reserve	Translation differences reserve (Restated)	Share-based payment reserve	Capital reserve for re-measurement of defined benefit plan	Retained earnings (Deficiency) (Restated)	Total (Restated)
		$	$	$	$	$	$	$	$

Balance, January 1, 2021	8,184,388	289	-	-	12,982	-	3,221	(273,626)	(257,134)
Shares issued for acquisition of B.Y.B.Y. Investment and Promotions Ltd. (“B.Y.B.Y.”) (note 3)	9,831,495	840,941	-	-	-	-	-	-	840,941
Shares issued upon reverse takeover (note 3)	6,269,117	5,140,676	-	-	-	-	-	-	5,140,676
Loss for the period	-	-	-	-	-	-	-	(4,443,774)	(4,443,774)
Other comprehensive loss for the period	-	-			14,869		2,207	-	17,076
Balance at March 31, 2021	24,285,000	5,981,906	-	-	27,851	-	5,428	(4,717,400)	1,297,785

Balance at January 1, 2022	29,479,100	10,843,471	81,967	639,879	27,455	550,517	9,444	(5,152,364)	7,000,369

Loss for the period	-	-	-	-	-	-	-	(165,283)	(165,283)

Proceeds for shares issued	40,983	122,950	(81,967)	-	-	-	-	-	40,983
Share-based payments	-	-	-	-	-	85,432	-	-	85,432
Other comprehensive loss for the period	-	-	-	-	(7,493)	-	1,588	-	(5,905)
Balance at March 31, 2022	29,520,083	10,966,421	-	639,879	19,962	635,949	11,032	(5,317,647)	6,955,596

*The number of shares outstanding before the RTO have been restated to reflect the effect of issuing 10,230.48 RTO shares for each share outstanding.

The accompanying notes are an integral part of these condensed consolidated financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

As at	March 31, 2022	March 31, 2021

Operating activities:
Loss for the period	$(165,283)	$(4,443,774)
Non-working capital adjustments:
Finance expense	1,380	364
Share-based compensation	85,432	-
Depreciation	9,822	16,712
Gain from Promissory note	-	(155,548)
Listing expense	-	4,394,390
Unrealized foreign exchange loss	92,766	56,172
Working capital adjustments:
Change in amount receivables	(29,487)	(926)
Change in trade payables and accrued liabilities	18,154	78,218
Change in deferred revenue Change in prepaid expenses	(9,269) 31,250	-2,349
Change in benefits to employees	(1,237)	(1,869)
Net cash provided by (used in) operating activities	33,528	(53,912)

Investing activities:
Purchase of property and equipment	(488,638)	(1,057)
Disposal of property and equipment Investment in intangible assets	1,530 (90,978)	--
Net cash used in investing activities	(578,086)	(1,057)

Financing activities:
Cash acquired from acquisition of BYND	-	494,144
Proceeds from private placements	40,983	-
Proceeds (repayment of) from long term loan	(11,767)	-
Repayment of lease obligation	-	(25,578)
Net cash provided by financing activities	29,216	468,566

Net Increase (decrease) in cash	$(515,342)	$413,597
Effect of foreign exchange rate changes	(90,145)	(27,385)
Cash at beginning of period	5,509,984	563,015
Cash at end of period	$4,904,497	$949,227

Supplemental non-cash information
Shares issued for intangible asset in B.Y.B.Y acquisition	$-	$850,000

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

BYND Cannasoft Enterprises Inc. (the “Company” or “BYND Cannasoft”) is a Canadian company which was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021. The Company’s registered address is 2264 East 11th Avenue, Vancouver, Canada.

The Company is a software house which develops enterprise software tools that enable manufacturing and service companies to optimize their workforce management, customer service, and asset management.

On March 29, 2021, the Company completed the business combination transactions with BYND – Beyond Solutions Ltd. (“BYND”) (note 3). As a result of the business combination transactions, BYND became a wholly owned subsidiary of the Company. This transaction is accounted for as a reverse asset acquisition of the Company by BYND (“RTO”) (note 3).

Covid-19

On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (Covid-19) a “Public Health Emergency of International Concern.” On March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic”. The significant outbreak of Covid-19 has resulted in a widespread health crisis that is adversely affecting the economies and financial markets worldwide, including the businesses which we operate. Furthermore, restrictions on travel and the limited ability to have meetings with personnel, vendors and services providers are expected to have an adverse effect on the Company’s businesses. The extent to which Covid-19 impacts the Company’s businesses will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of Covid-19 and the actions to contain Covid-19 or treat its impact, among others. If the disruptions posed by Covid-19 or other matters of global concern continue for an extensive period of time, the Company’s operations may be materially adversely affected.

The Covid-19 pandemic, including the recent Omicron variant, has also caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot predict whether conditions in the global financial markets will continue to deteriorate as a result of the pandemic, or that access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of any future financings the Company may wish to undertake.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (Restated)

a.	Basis of presentation and statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

The notes presented in these condensed consolidated interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and they do not include all of the information required in the Company’s most recent annual consolidated financial statements. Except as noted below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2021, which were prepared in accordance with IFRS as issued by IASB. There have been no significant changes in judgement or estimates from those disclosed in the consolidated financial statements for the year ended December 31, 2021.

b.	Basis of Consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and of its wholly owned subsidiaries, BYND and B.Y.B.Y.. B.Y.B.Y is owned directly through BYND and 24% of the shares of B.Y.B.Y. is held by a related party in trust for the Company.

A subsidiary is an entity over which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. A subsidiary is consolidated from the date upon which control is acquired by the Company and all intercompany transactions and balances have been eliminated on consolidation.

c.	Basis of Measurement

The condensed consolidated interim financial statements were prepared based on the historical costs, except for financial instruments classified as fair value through profit and loss (“FVTPL”) and assets or liabilities for employee benefits, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

d.	Currency of Operation and Currency of Presentation

The condensed consolidated interim financial statements are presented in Canadian dollars. The functional currency of the Company is Canadian dollars, and the functional currency of its subsidiaries is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the subsidiaries operate.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued) (Restated)

e.	Significant estimates and assumptions

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

Convertible debentures

The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENT (continued) (Restated)

e.	Significant estimates and assumptions (continued)

Other Significant Judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
●	the classification of financial instruments;
●	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of amounts receivable; and
●	the determination of the functional currency of the company.

f.	Restatement of previously reported financial statements

The Company has identified certain errors certain errors in its classification of cost of revenue, depreciation and general and administrative expenses for the three months ended March 31, 2021, which resulted in material misstatements in accounts as summarized in the following table. The following table also includes the effect of the adjustment from correction of such errors on the Company’s statement of financial position and statement of income (loss) and comprehensive income (loss):

	Previously reported	Adjustments	Restated
Statement of Financial Position

As at March 31, 2021
Translation difference reserve	13,566	14,285	27,851
Deficit	(4,703,115)	(14,285)	(4,717,400)

Statement of Income (Loss) and Comprehensive Income (Loss)

For the three months ended March 31, 2021

Cost of revenue	$165,152	$7,470	$172,622
Depreciation	16,712	(1,066)	15,646
General and administrative expenses	77,420	(6,404)	71,016

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 3 – ACQUISITIONS

Acquisition of B.Y.B.Y.

On October 1, 2020, BYND and the former shareholders of B.Y.B.Y. entered into a share exchange agreement, whereby BYND would acquire 74% ownership interest in B.Y.B.Y from the former shareholders in exchange for 54.58% ownership interest in BYND. One of the former shareholders would hold the remaining 26% ownership interest in B.Y.B.Y. in trust for BYND, for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights. The share exchange agreement was executed and held in escrow, and the share exchange was fully completed on March 29, 2021.

The acquisition of B.Y.B.Y. has been accounted for as asset acquisition according to IFRS 2 Share-based Payment as the acquired assets and liabilities do not constitute a business under IFRS 3 Business Combinations. The transaction price of the acquisition was measured by the fair value of the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the assets and liabilities assumed. As a result, the acquisition was recorded with the consideration as detailed in the table below:

Consideration transferred:	$
Value allocated to shares issued (9,831,495 shares at $0.0855 per share)		840,941

Fair value of net assets acquired:
Amount receivable		3,759
Intangible asset		850,000
Trade payable and other current liabilities		(12,818)
		840,941

The intangible asset acquired in the acquisition of B.Y.B.Y. is attributed to the primary growing license for medical cannabis in Israel held by B.Y.B.Y.. The company has determined that the license shall not be amortized, but rather will be tested for impairment at least annually or when there are any further indicators of impairment.

Reverse Takeover of BYND Cannasoft

On December 16, 2019, BYND entered into a Business Combination Agreement (“BCA”) with 1232986 B.C. Ltd. (“NumberCo”), Lincoln Acquisitions Corp. (“Lincoln”) and the shareholders of BYND. Pursuant to the terms of the BCA: (i) Lincoln and NumberCo would amalgamate to form a new company to be named “BYND Cannasoft Enterprises Inc.” (the “Company” or “BYND Cannasoft”), and (ii) the Company would acquire all of the issued and outstanding shares of BYND from its shareholders in exchange for a pro rated number of shares of BYND Cannasoft (the “Share Exchange Transaction” and together with the Amalgamation Transaction, the “Business Combination Transactions”).

On March 29, 2021, the Company issued an aggregate of 18,015,883 common shares to BYND shareholders in consideration for all the 1,761 shares issued and outstanding of BYND. Upon completion of the Share Exchange, BYND became a wholly-owned subsidiary of the Company, and the Company continued to carry out the business operations of BYND.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 3 – ACQUISITIONS (continued)

As a result of the Share Exchange, BYND is deemed to be the acquirer for accounting purposes (“Reverse Takeover”) and therefore its assets, liabilities and operations are included in the condensed consolidated interim financial statements at their historical carrying value, with the operations of the Company being included from March 29, 2021, the closing date of the Reverse Takeover, and onwards.

At the time of the reverse takeover, the Company did not constitute a business as defined under IFRS 3 Business Combination; therefore, the Reverse Takeover of the Company by BYND is accounted for under IFRS 2 Share-based Payments. The transaction price of the acquisition was measured by reference to the fair value of the shares issued in the acquisition because the fair value of the listing service BYND received could not be reliably measured. As a result, the consideration was first allocated to the identifiable assets and liabilities based on their fair values, and the difference between the consideration given to acquire the Company and the fair values of the identifiable assets and liabilities acquired by BYND is recorded as a listing expense to profit and loss. The fair value of the consideration issued to acquire the Company is as follows:

Consideration transferred:	$
Fair value of shares retained by former BYND Cannasoft shareholders (6,269,117 shares at $0.82 per share)		5,140,676
Forgiveness of BYND debt		(276,210)
Total consideration transferred		4,864,466
Fair value of net assets acquired:
Cash		494,144
Amount receivable		1
Trade payable and other liabilities		(24,069)
Total net assets acquired		470,076
Listing expense		4,394,390

NOTE 4 – AMOUNTS RECEIVABLES

	March 31, 2022	December 31, 2021
Trades receivable	$145,008	$131,187
Income tax advances	64,974	61,547
Due from shareholders	16,333	4,094
	$226,315	$196,828

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 5 – RIGHT-OF-USE ASSETS

The Company’s right-of-use asset relates to the lease of office space. The Company recognized lease liabilities which were measured at the present value of the remaining lease payments and discounted using the lessee’s incremental borrowing rate as of 1.51%.

	Offices	Total

Cost
Balance as of January 1, 2021	$66,912	$66,912
Translation differences	-	-
Balance, December 31, 2021	66,912	66,912
Translation differences	-	-
Balance, March 31, 2022	$66,912	$66,912

Accumulated depreciation
Balance as of January 1, 2021	$50,184	$50,184
Depreciation	16,361	16,361
Translation differences	367	367
Balance, December 31, 2021	66,912	66,912
Depreciation	-	-
Translation differences	-	-
Balance, March 31, 2022	$66,912	$66,912

Net book value
At December 31, 2021	$-	$-
At March 31, 2022	$-	$-

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 6 – INTANGIBLE ASSETS

The Company’s intangible assets relate to the proprietary Cannabis CRM software the Company is developing as well as the primary growing license for medical cannabis in Israel held by B.Y.B.Y. (Note 3). The Additions for the Software include cost of wages of the software developers for the time they spend on developing the Cannabis CRM software.

	Software	License	Total
Cost
Balance, December 31, 2020	$-	$-	$-
Additions	450,429	850,000	1,300,429
Balance, December 31, 2021	450,429	850,000	1,300,429
Additions	$90,978	$-	$90,978
Balance, March 31, 2022	541,407	850,000	1,391,407
Accumulated depreciation
Balance, December 31, 2020	$-	$-	$-
Depreciation	-	-	-
Balance, December 31, 2021	-	-	-
Depreciation	-	-	-
Balance, March 31, 2022	$-	$-	$-
Net book value
At December 31, 2021	$450,429	$850,000	$1,300,429
At March 31, 2022	$541,407	$850,000	$1,391,407

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 7 – PROPERTY AND EQUIPMENT

	Computers & Equipment	Vehicles	Furniture & Equipment	Property under construction	Total

Cost
Balance, January 1, 2021	$28,308	$186,547	$34,322	$-	$249,177
Additions	2,590	-	-	390,059	392,649
Translation differences	1,046	5,935	1,092	-	8,073
Balance, December 31, 2021	31,944	192,482	35,414	390,059	649,899
Additions	-	-	-	488,638	488,638
Disposals	(1,530)	-	-	-	(1,530)
Translation differences	(1,170)	(7,075)	(1,302)	(16,612)	(26,159)
Balance, March 31, 2022	$29,244	$185,407	$34,112	$862,085	$1,110,848

Accumulated depreciation
Balance as of January 1, 2021	$21,947	$110,616	$26,378	-	$158,941
Depreciation	3,933	33,325	2,301	-	39,560
Translation differences	914	6,278	966	-	8,157
Balance, December 31, 2021	26,794	150,219	29,645	-	206,658
Depreciation	729	8,506	587	-	9,822
Translation differences	(988)	(5,561)	(1,092)	-	(7,643)
Balance, March 31, 2022	$26,535	$153,163	$29,140	-	$208,838

Net book value
At December 31, 2021	$5,151	$42,263	$5,768	$390,059	$443,241
At March 31, 2022	$2,709	$32,244	$4,972	$862,085	$902,010

During the three months ended March 31, 2022, depreciation of $729 (2021 - $1,066) related to computer and equipment is included in cost of revenue.

NOTE 8 – TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31, 2022	December 31, 2021
Trades payable	$139,060	$105,931
Due to shareholders	-	1,322
Salaries payable	59,692	73,345
	$198,752	$180,598

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 9– RELATED PARTY TRANSACTIONS BALANCES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel, not including normal employee compensation, made during the three months ended March 31, 2022 and the three months ended March 31, 2021 is set out below:

	March 31, 2022	March 31, 2021
Salary (cost of sales)	40,028	78,715
Consulting (Property under construction)	57,737	-
Consulting (Professional fees)	27,000	-
	$124,765	$78,715

As at March 31, 2022, $16,333 was owed from shareholders of the Company (December 31, 2021– $4,094). Amounts owed were recorded in amounts receivable are non-interest bearing and unsecured.

As at March 31, 2022, Nil was owed to directors of the Company (December 31, 2021– $1,322). Amounts due were recorded in accounts payable are non-interest bearing and unsecured.

NOTE 10 – LEASE LIABILITIES

The Company had leases including leases of offices for 1-2 years. Some of the leases entered into by the Company include extension and/or cancelation options and adjustments due to linkage to the index on different dates. The office lease has ended on October 31, 2021 and the office space is now rented on a month to month basis.

	March 31, 2022	December 31, 2021
Balance, opening	$-	$18,195
Lease payments	-	(17,796)
Interest	-	135
Translation difference	-	(534)
Balance, ending	$-	$-

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 11 – LONG TERM LOAN

During the year ended December 31, 2020, the Company secured a term loan with a principal amount of $195,305 (NIS 500,000) from an Israeli bank. The loan bears interest at the rate of 3.14% per annum and matures on September 18, 2025. The loan is subject to 48 monthly payments commencing October 18, 2021. $10,236 (NIS 25,000) was deposited in the bank as security for the loan.

The activities of the long term loan during the three month ended March 31, 2022 are as follows:

	March 31, 2022	December 31, 2021
Balance, opening	$192,651	$198,405
Repayments	(11,767)	(11,437)
Interest expense, accrued	1,380	5,562
Translation difference	(8,403)	121
Balance, ending	173,861	192,651
Less:
Long term loan – current portion	47,767	49,207
Long term loan	$126,094	$143,444

The undiscounted repayments for each of the next four years and in the aggregate are:

Year ended	Amount
December 31, 2022	$35,043
December 31, 2023	49,117
December 31, 2024	50,662
December 31, 2025	39,039
$173,861

NOTE 12 – EMPLOYEE BENEFITS

The severance pay liability constitutes a defined benefit plan and was calculated using actuarial assumptions. In measuring the present value of the defined benefit obligation and the current service costs the projected unit credit method was used.

a. Plan assets (liability)

Information on the Company’s defined benefit pension plans and other defined benefit plans, in aggregate, is summarized as follows:

	March 31, 2022	December 31, 2021
Defined benefit plan liabilities	$(84,233)	$(87,058)
Less: fair value of plan assets or asset ceiling	-	-
	$(84,233)	$(87,058)

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 12 – EMPLOYEE BENEFITS (continued)

b. Changes in the present value of the defined benefit plan liability

The following are the continuities of the fair value of plan assets and the present value of the defined benefit plan obligations:

	March 31, 2022	December 31, 2021
Balance, opening	$(87,058)	$(82,867)
Recognized in profit this year:
Interest costs	(333)	(1,306)
Current service cost	(1,598)	(6,391)
Recognized in other comprehensive profit:
Actuary loss for change of assumptions	1,588	6,223
Translation differences	3,168	(2,717)
Balance, ending	$(84,233)	$(87,058)

The actual amount paid may vary from the estimate based on actuarial valuations being completed, investment performance, volatility in discount rates, regulatory requirements and other factors.

c. Major assumptions in determining the defined benefit plan liability

The principal actuarial assumptions used in calculating the Company’s defined benefit plan obligations and net defined benefit plan cost for the year were as follows (expressed as weighted averages):

	March 31, 2022	December 31, 2021
Capitalization rate	2.4%	2.4%
Salary growth rate	0%	0%
Retirement rate	5%	5%

NOTE 13 – SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued

As at March 31, 2022 29,520,083 common shares were issued and outstanding.

During the three months ended March 31, 2022

On January 13, 2022, the Company completed a non-brokered private placement financing wherein it raised $122,950 through the issuance of 40,983 common shares at a price of $3.00 per share.

During the three months ended March 31, 2021

On March 29, 2021, as part of the reverse takeover as described in note 3, the Company issued 18,015,883 of its common shares to the former shareholders of BYND in exchange for all of the issued and outstanding shares of BYND. Total 6,269,117 shares were retained by the former shareholders of the Company.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 13 – SHARE CAPITAL (continued)

Stock options

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of common shares that may be subject to option at any one time may not exceed 10% of the issued common shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options is not less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the CSE. Options granted may not exceed a term of five years.

A summary of the stock options outstanding for the three months ended March 31, 2022 are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2021	-	-
Granted during the period	1,135,000	$1.09
Exercised during the period	(60,000)	$0.82
Cancelled during the period	(180,000)	$0.82
Outstanding at March 31, 2022 and December 31, 2021	895,000	$1.16
Exercisable at December 31, 2021	613,750	$1.02
Exercisable at March 31, 2022	837,500	$1.06

During the year ended December 31, 2021, there were 780,000 the stock options granted to the directors and officers of the Company with an exercise price of $0.82 per share. The options are exercisable for a period five years from the grant date and are subject to the following vesting schedule: 25% upon listing of the Company’s shares on the Canadian Stock Exchange, 25% on 90 days thereafter, 25% on 180 days thereafter and the remainder on 270 days thereafter. In addition, 240,000 stock options were granted to a director of the Company with an exercise price of $1.22 per share and 115,000 stock options were granted to a director of the Company with an exercise price of $2.65 per share. As at March 31, 2022, 837,500 of these stock options were vested. During the period ended March 31, 2022, the Company recorded $85,432 in share-based payment expense.

Details of the fair value of options granted and the assumptions used in the Black-Scholes option pricing model are as follows:

Weighted average fair value of options granted	$0.71
Risk-free interest rate	1.02%
Estimated life	4.39 years
Expected volatility	71.85%
Expected dividend yield	0%

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 14 – REVENUE AND DEFERRED REVENUE

	March 31, 2021	March 31, 2021
Software development	$191.090	$174,612
Software license	210,751	4,378
Software supports	27,275	30,676
Cloud hosting	23,912	28,434
Others	2,251	5,993
	$455,279	$244,093

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15:

	March 31, 2022	March 31, 2021
Revenue recognized over time	$244,528	$239,715
Revenue recognized at a point of time	210,751	4,378
	$455,279	$244,093

Deferred revenue represents contract liabilities for customer payments received related to services yet to be provided subsequent to the reporting date. Significant changes in deferred revenue are as follows:

	March 31, 2022	December 31, 2021
Deferred revenue, beginning	$30,046	$107,865
Customer payments received attributable to contract liabilities for unearned revenue	20,877	64,434
Revenue recognized from fulfilling contract liabilities	30,146	142,253
Deferred revenue, ending	$20,777	$30,046

The Company derives significant revenues from one customer, which exceeds 10% of total revenues. Revenues earned from that customer were 87% of total revenues for the period ended March 31, 2022 (Three months ended March 31, 2021 – 70%)

NOTE 15 – COST OF REVENUE (Restated)

Cost of revenue incurred are comprised of the following:

	March 31, 2022	March 31, 2021 (Restated)
Salaries and benefits	$92,202	$164,584
Subcontractors	-	568
Software and other	7,237	6,404
Depreciation	729	1,066
	$100,168	$172,622

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